

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 8, 2011

H. James McKnight
Executive Vice-President, Chief Legal Officer & Corporate Secretary
Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

      Re: Michael Baker Corporation
              Amendment No. 1 to Registration Statement on Form S-3
              Filed March 2, 2011
              File No. 333-172055

Dear Mr. McKnight:

      We have limited our review of Amendment No. 1 to your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Documents by Reference, page 22

1.   We note that you incorporate by reference any future filings you will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of the initial registration statement and prior to effectiveness of the registration statement. We also note that on March 3, 2011, the registrant filed its Form 10-K for the fiscal year ended December 31, 2010. This Form 10-K, however, incorporates information from the company's proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: David L. DeNinno, Esq. (*via facsimile*)